UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                   FORM 11-K

      [X] Annual Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934

                  For the fiscal year ended December 31, 2004

                                      or

      [ ] Transition Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934

           For the transition period from __________ to ___________


                         Commission file number 1-7297
                   Nicor Companies Savings Investment Plan,
                             Nicor Gas Thrift Plan

           A. Full title of the plan and address of the plan, if different from that of the issuer named below:

                 Nicor Companies Savings Investment Plan, and
                             Nicor Gas Thrift Plan

           B. Name of the issuer of the securities held pursuant to the plan and the address of its principal executive office:


                                  Nicor Inc.
                                1844 Ferry Road
                        Naperville, Illinois 60563-9600

Table of Contents
-----------------

Financial Information

Nicor Companies Savings Investment Plan
  Cover Page............................................................      1
  Report of Independent Registered Public Accounting Firm...............      2
  Financial Statements..................................................      3
  Notes to the Financial Statements.....................................      4
  Form 5500, Schedule H, Part IV, Line 4(i),
      Schedule of Assets (Held at end of year)..........................      9

Nicor Gas Thrift Plan
  Cover Page............................................................     10
  Report of Independent Registered Public Accounting Firm...............     11
  Financial Statements..................................................     12
  Notes to the Financial Statements.....................................     13
  Form 5500, Schedule H, Part IV, Line 4(i),
      Schedule of Assets (Held at end of year)..........................     18

Other Information
  Signature.............................................................     19
  Exhibit Index.........................................................     20

                     NICOR COMPANIES SAVINGS INVESTMENT PLAN

                     EMPLOYER IDENTIFICATION NO. 36-2863847
                                  PLAN NO. 4

             FINANCIAL STATEMENTS AS OF DECEMBER 31, 2004 AND 2003
                TOGETHER WITH REPORT OF INDEPENDENT REGISTERED
               PUBLIC ACCOUNTING FIRM AND SUPPLEMENTAL SCHEDULE

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM


To the Nicor Companies
Savings Investment Plan Committee:

We have audited the accompanying statements of net assets available for benefits of Nicor Companies Savings Investment Plan (the "Plan") as of December 31, 2004 and 2003, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2004 and 2003, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2004 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This schedule is the responsibility of the Plan's management. Such schedule has been subjected to the auditing procedures applied in our audit of the basic 2004 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.


DELOITTE & TOUCHE LLP

Chicago, Illinois
June 8, 2005

                   Nicor Companies Savings Investment Plan
               Statements of Net Assets Available for Benefits


                                                     December 31
                                            ------------------------------
                                                 2004             2003
                                            -------------    -------------
Assets:
    Investment in Master Trust:
        Investment securities and other     $ 164,331,238    $ 151,188,206
        Participant loans                       1,889,070        1,800,262
                                            -------------    -------------
                                              166,220,308      152,988,468
                                            -------------    -------------
    Receivables:
        Participant contributions                   6,466          178,173
        Employer contributions                    284,130          332,880
                                            -------------    -------------
                                                  290,596          511,053
                                            -------------    -------------

Net assets available for benefits           $ 166,510,904    $ 153,499,521
                                            =============    =============



          Statements of Changes in Net Assets Available for Benefits


                                                Year ended December 31
                                            ------------------------------
                                                 2004             2003
                                            -------------    -------------

Net increase in Plan assets from investment
    activities of the Master Trust          $  14,245,488    $  19,254,595

Contributions:
     Participant                                6,083,704        5,373,840
     Employer                                   3,005,643        2,843,078
                                            -------------    -------------
                                                9,089,347        8,216,918

Distributions to participants                 (10,702,424)      (7,721,053)

Transfers, net and other                          378,972          262,269
                                            -------------    -------------
Net increase                                   13,011,383       20,012,729

Net assets available for benefits at
   beginning of year                          153,499,521      133,486,792
                                            -------------    -------------
Net assets available for benefits at
   end of year                              $ 166,510,904    $ 153,499,521
                                            =============    =============



The accompanying notes are an integral part of these statements.

                    Nicor Companies Savings Investment Plan
                       Notes to the Financial Statements
                 For the Years Ended December 31, 2004 and 2003

1.  DESCRIPTION OF THE PLAN

The following description of the Nicor Companies Savings Investment Plan (the
Plan) provides only general information. Participants should refer to the Plan agreement for more detailed information.

The Plan. The Plan is a defined contribution plan that provides supplemental retirement benefits to substantially all employees of Nicor Gas Company (the Company), not represented by a collective bargaining agreement, and employees of certain affiliated companies. Plan investments are commingled with those of the Nicor Gas Thrift Plan and held for safekeeping and investment by the Nicor Gas Savings Investment and Thrift Trust (the Master Trust). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Plan administration. Authority to control and manage the operation and administration of the Plan is vested in a committee appointed by the Board of Directors of the Company. The Vanguard Fiduciary Trust Company (VFTC) acts as trustee for the Master Trust and holds the investments of the Plan under the terms of a trust agreement. The VFTC also acts as investment manager for certain assets of the Plan. Administrative expenses associated with operation of the Plan are paid from Plan assets.

Contributions. The participant may elect to make either tax-deferred contributions (up to 15 percent of participant's base pay) or after-tax contributions (up to 7 percent of participant's base pay), or a combination thereof, by payroll deduction that are partially matched by the Company. The Company will provide matching contributions of 100 percent of the first 3 percent of the participant's contributions, and 75 percent of the next 3 percent of the participant's contributions, for a maximum Company contribution of 5.25 percent. For employees hired on and after January 1, 1998, the Company makes an additional annual contribution subject to service requirements, up to 1.5 percent of the participant's prior year's actual base pay. The Plan also accepts rollover contributions representing distributions from other qualified plans. Participants direct the investment of their contributions, Company contributions and account balances into various investment options offered by the Plan.

Investments. The Plan's investment options currently include the Nicor Stock Fund, the Nicor Stable Value Fund, and 22 mutual funds.

Participant accounts. Individual accounts are maintained for each Plan participant. Each participant's account is increased by the participant's contributions, Company contributions and allocated plan investment earnings, and decreased by withdrawals, allocated plan investment losses and administrative expenses. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account balance.

Participant loans. Participants may borrow up to the lesser of $50,000 or 50 percent of their vested account balance from their account. Loans are repaid through payroll deductions over periods ranging from six months to five years, and are secured by the balance in the participant's account. The interest rate is based on the prime rate plus 1 percent and is fixed over the life of the loan.

                    Nicor Companies Savings Investment Plan
                  Notes to the Financial Statements (continued)
                 For the Years Ended December 31, 2004 and 2003

Vesting and forfeitures. The participant's contributions and earnings thereon are immediately vested. The Company's contributions and earnings thereon are vested after the participant's completion of three years of service. However, the participant will be fully vested in the Company's contribution if the participant retires, becomes disabled, or dies before completing three years of service.

If the participant's interest in the Company's contributions and earnings thereon is not vested, such interest will be forfeited if the participant's employment with the Company or an affiliate is terminated and the participant is not reemployed within five years by the Company or an affiliate. Any amounts forfeited by a participant are applied to reduce the amount of the Company's contributions under the Plan. During 2004 and 2003 the application of forfeitures reduced the Company's contribution by $215,499 and $160,000 respectively, and at December 31, 2004 and 2003 the Plan had $205,924 and $29,026, respectively, of forfeitures available for application against future Company contributions.

Payment of benefits. On termination of service due to retirement, disability, or death, a participant may elect to receive either a lump-sum amount equal to the participant's vested interest in his or her account balance, or annual installments over a specified period. For termination of service for other reasons, a participant has the option to receive the value of the vested interest in his or her account as either a lump-sum distribution or they can defer it to no later than the age of 70-1/2. Benefit payments to participants are recorded and distributed on the date requested.

Suspensions and withdrawals. The participant may suspend contributions and will not cease to be a participant during the suspension period.

The participant may elect, under certain conditions, to withdraw certain participant contributions and earnings thereon prior to termination of employment. The Company's matching contributions and earnings thereon will not be distributed until the vested participant's attainment of age 59-1/2 or employment has been terminated.

Plan termination. The Company expects to continue the Plan indefinitely, but reserves the right to amend or discontinue it at any time subject to the provisions of ERISA. In the event of plan termination, participants will become fully vested in their account balances.

2.  ACCOUNTING POLICIES

Basis of accounting. The financial statements of the Plan are prepared under the accrual method of accounting.

Use of estimates. The preparation of financial statements in accordance with accounting policies generally accepted in the United States of America requires Plan management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein. Actual results could differ from those estimates. The Plan utilizes various investment instruments, including mutual funds and investment contracts. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in their values will occur in the near term and that such changes could materially affect the amounts reported in the financial statements.

                    Nicor Companies Savings Investment Plan
                  Notes to the Financial Statements (continued)
                 For the Years Ended December 31, 2004 and 2003

Investment valuation. The Plan states its investment in the Master Trust at the underlying fair value of the investments of the Master Trust as follows:

The market value for Nicor Inc. common stock is based on the closing price on the New York Stock Exchange Composite Tape.

Shares of mutual funds are valued at quoted market prices, which represent the net asset value of shares held by the Master Trust at year-end.

The Nicor Stable Value Fund is primarily composed of benefit-responsive investment contracts including insurance contracts and investments in certain registered investment companies and common/collective trusts whose contract values are guaranteed by bank contracts. These benefit-responsive investment contracts are carried at contract value, which in aggregate approximates their fair market value. The contract value represents contributions made plus interest at the various contract rates, less Plan withdrawals and administrative expenses. The crediting interest rates for the registered investment companies and common/collective trusts are adjusted quarterly based upon their performance. The average crediting interest rate for the Nicor Stable Value Fund was 4.5 percent and 4.6 percent at December 31, 2004 and 2003, respectively. The average yield for this fund was approximately 4.4 percent and 4.9 percent for the years ended December 31, 2004 and 2003, respectively. There are no reserves against contract value for credit risk of the contract issuer or otherwise.

3. NET TRANSFER TO NICOR COMPANIES SAVINGS INVESTMENT PLAN

When the status of a participant changes between union employees covered by a collective bargaining agreement, and nonunion employees not covered by a collective bargaining agreement, eligibility for participation shifts between the Nicor Gas Thrift Plan (the "union plan") and this Plan (the "nonunion plan"). When eligibility changes, the account balance of the participant is transferred to the corresponding plan. During 2004 and 2003, net transfers of $378,972 and $262,269, respectively, were made from the Nicor Gas Thrift Plan to the Nicor Companies Savings Investment Plan.

4.  EXEMPT PARTY-IN-INTEREST TRANSACTIONS

The Plan invests in shares of mutual funds managed by an affiliate of VFTC. VFTC acts as trustee for only those investments as defined by the Plan. Transactions in such investments qualify as party-in-interest transactions which are exempt from the prohibited transaction rules. Fees paid by the Plan for investment management services were included as a reduction of the return earned by each fund.

At December 31, 2004 and 2003, the Plan held 218,256 and 275,663 shares, respectively, of common stock of Nicor Inc., the sponsoring employer, with a cost basis of $6,983,191 and $8,517,383, respectively. During the year ended December 31, 2004, the Plan recorded dividend income of $464,745.

                    Nicor Companies Savings Investment Plan
                  Notes to the Financial Statements (continued)
                 For the Years Ended December 31, 2004 and 2003

5.  MASTER TRUST FINANCIAL INFORMATION

Use of the Master Trust permits the commingling of the Plan's assets with the assets of the Nicor Gas Thrift Plan for investment and administrative purposes. Although assets of both plans are commingled in the Master Trust, the Trustee maintains supporting records for each of the participating plans. The net investment income of the investment assets is allocated daily by the Trustee to each participating plan based on the relationship of the interest of each plan to the total of the interests of both participating plans.

The following presents the Master Trust's net assets as of December 31, 2004 and 2003, the increase or decrease in the Master Trust's net assets derived from investment activities for the years then ended and the Plan's share of each:

                          Net Assets in Master Trust
                          --------------------------

                                                          December 31
                                                 -----------------------------
                                                      2004            2003
                                                 -------------   -------------
    Assets:

      General Investments:
        Group annuity contracts                  $  23,038,979   $  31,904,756
        Common/collective trusts*                   89,112,846      80,342,717
        Nicor Inc. common stock*                    19,838,886      20,800,891
        Registered investment companies*           157,677,983     135,933,355
        Loans to participants*                       5,738,419       5,478,054
                                                 -------------   -------------
                                                   295,407,113     274,459,773
    Liabilities:

      Operating payables                                15,950          15,964
                                                 -------------   -------------
    Net assets in Trust                          $ 295,391,163   $ 274,443,809
                                                 =============   =============

    Plan's interest in Trust net assets          $ 166,220,308   $ 152,988,468
                                                 =============   =============
    Plan's percentage interest in
       Trust net assets                                    56%             56%
                                                 =============   =============

    *  Party-in-interest investments.


    The Plan's interest in the Trust's investments that represent five percent or more of the Plan's net assets available for benefits as of December 31, 2004 and 2003 are as follows:

                                                          December 31
                                                 -----------------------------
                                                      2004            2003
                                                 -------------   -------------

    Vanguard 500 Index Fund Investor Shares $ 23,755,675 $ 21,486,751 Vanguard Small-Cap Index Fund Investor
       Shares                                       12,286,847      10,138,722
    Vanguard Wellington Fund Investor Shares        16,232,104      13,843,957
    Nicor Stable Value Fund                         71,835,474      71,883,037
    Nicor Stock Fund                                 8,100,627       9,421,492

                    Nicor Companies Savings Investment Plan
                  Notes to the Financial Statements (concluded)
                 For the Years Ended December 31, 2004 and 2003


                      Master Trust Investment Activities
                      ----------------------------------

                                                   Year Ended December 31
                                                ----------------------------
                                                    2004            2003
                                                ------------    ------------
    Investment income:
      Interest                                  $  2,193,705    $  3,116,241
      Dividends                                    1,084,283       1,192,306
      Net change in market value of
          Nicor Inc. common stock                  1,537,144         642,756
      Net investment gain from common/
          collective trusts                        3,340,218       3,184,674
      Net investment gain from registered
          investment companies                    17,110,752      25,447,346
      Other                                          (27,143)        (41,197)
                                                ------------    ------------
                                                  25,238,959      33,542,126

    Administrative expenses                         (269,192)       (269,267)
                                                ------------    ------------
    Increase in Trust net assets derived
        from investment activities              $ 24,969,767    $ 33,272,859
                                                ============    ============
    Plan's interest in Trust
        investment activities                   $ 14,245,488    $ 19,254,595
                                                ============    ============


6.  FEDERAL INCOME TAX STATUS

The Internal Revenue Service has determined and informed the Company by a letter dated April 22, 2003, that the Plan and related Trust was tax exempt under
Section 401(a) of the Internal Revenue Code (the Code). The Plan's management believes that the Plan and related Master Trust continue to be designed and operated in compliance with the requirements of the Code. Therefore, no provision for income taxes has been included in the Plan's financial statements.

                    Nicor Companies Savings Investment Plan
                      Form 5500 Schedule H, Part IV,
             Line 4(i) - Schedule of Assets (Held at End of Year)
                             December 31, 2004


   Identity of Issue, Borrower
      or Similar Party                Description of Investment   Current Value
------------------------------------  -------------------------  --------------

(A) Investments held in Master Trust                              $ 164,331,238

(A) Participant Notes Receivable      Participant loans earning       1,889,070
                                      interest from 5% to 10.5%
                                      maturing from 2005 to 2009
                                                                  -------------
     Total                                                        $ 166,220,308
                                                                  =============




   (A) Denotes party-in-interest investment

                              NICOR GAS THRIFT PLAN

                     EMPLOYER IDENTIFICATION NO. 36-2863847
                                  PLAN NO. 8

             FINANCIAL STATEMENTS AS OF DECEMBER 31, 2004 AND 2003
                TOGETHER WITH REPORT OF INDEPENDENT REGISTERED
               PUBLIC ACCOUNTING FIRM AND SUPPLEMENTAL SCHEDULE

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM


To the Nicor Gas Thrift Plan Committee:

We have audited the accompanying statements of net assets available for benefits of Nicor Gas Thrift Plan (the "Plan") as of December 31, 2004 and 2003, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2004 and 2003, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of the year) as of December 31, 2004 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This schedule is the responsibility of the Plan's management. Such schedule has been subjected to the auditing procedures applied in our audit of the basic 2004 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.



DELOITTE & TOUCHE LLP

Chicago, Illinois
June 8, 2005

                            Nicor Gas Thrift Plan
               Statements of Net Assets Available for Benefits

                                                      December 31
                                            ------------------------------
                                                 2004             2003
                                            -------------    -------------
Assets:
    Investment in Master Trust:
        Investment securities and other     $ 125,321,506    $ 117,777,550
        Participant loans                       3,849,349        3,677,791
                                            -------------    -------------
                                              129,170,855      121,455,341
                                            -------------    -------------
    Receivables:
        Participant contributions                       -          142,488
        Employer contributions                    134,366          150,402
                                            -------------    -------------
                                                  134,366          292,890
                                            -------------    -------------
Net assets available for benefits           $ 129,305,221    $ 121,748,231
                                            =============    =============


          Statements of Changes in Net Assets Available for Benefits

                                                Year ended December 31
                                            ------------------------------
                                                 2004             2003
                                            -------------    -------------
Net increase in Plan assets from investment
    activities of the Master Trust          $  10,724,279    $  14,018,264

Contributions:
     Participant                                3,783,692        3,784,676
     Employer                                   1,629,196        1,523,225
                                            -------------    -------------
                                                5,412,888        5,307,901

Distributions to participants                  (8,201,205)      (6,078,215)

Transfers, net and other                         (378,972)        (262,269)
                                            -------------    -------------
Net increase                                    7,556,990       12,985,681

Net assets available for benefits at
   beginning of year                          121,748,231      108,762,550
                                            -------------    -------------
Net assets available for benefits at
   end of year                              $ 129,305,221    $ 121,748,231
                                            =============    =============


The accompanying notes are an integral part of these statements.

                             Nicor Gas Thrift Plan
                       Notes to the Financial Statements
                 For the Years Ended December 31, 2004 and 2003

1.    DESCRIPTION OF THE PLAN

The following description of the Nicor Gas Thrift Plan (the Plan) provides only general information. Participants should refer to the Plan agreement for more detailed information.

The Plan. The Plan is a defined contribution plan that provides supplemental retirement benefits to substantially all employees of Nicor Gas Company (the Company) represented by a collective bargaining agreement. Plan investments are commingled with those of the Nicor Companies Savings Investment Plan and held for safekeeping and investment by the Nicor Gas Savings Investment and Thrift Trust (the Master Trust). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Plan administration. Authority to control and manage the operation and administration of the Plan is vested in a committee appointed by the Board of Directors of the Company. The Vanguard Fiduciary Trust Company (VFTC) acts as trustee for the Master Trust and holds the investments of the Plan under the terms of a trust agreement. The VFTC also acts as investment manager for certain assets of the Plan. Administrative expenses associated with operation of the Plan are paid from Plan assets.

Contributions. The participant may elect to make either tax-deferred contributions (up to 10 percent of participant's base pay) or after-tax contributions (up to 7 percent of participant's base pay), or a combination thereof, by payroll deduction, that are partially matched by the Company. The Company will provide matching contributions of 60 percent of the first 6 percent of the participant's contributions for a maximum Company contribution of 3.6 percent. For employees hired on and after January 1, 1998, the Company makes an additional annual contribution subject to service requirements. For awards accrued in years 2004 through 2006, the award percentage is 1.3 percent. For awards accrued in 2007 and beyond, the award percentage is 1.35 percent. Participants direct the investment of their contributions, Company contributions and account balances into various investment options offered by the Plan.

Investments. The Plan's investment options currently include the Nicor Stock Fund, the Nicor Stable Value Fund, and 22 mutual funds.

Participant accounts. Individual accounts are maintained for each Plan participant. Each participant's account is increased by the participant's contributions, Company contributions and allocated plan investment earnings, and decreased by withdrawals, allocated plan investment losses and administrative expenses. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account balance.

Participant loans. Participants may borrow up to the lesser of $50,000 or 50 percent of their vested account balance from their account. Loans are repaid through payroll deductions over periods ranging from six months to five years, and are secured by the balance in the participant's account. The interest rate is based on the prime rate plus 1 percent and is fixed over the life of the loan.

                             Nicor Gas Thrift Plan
                  Notes to the Financial Statements (continued)
                 For the Years Ended December 31, 2004 and 2003

Vesting and forfeitures. The participant's contributions and earnings thereon are immediately vested. The Company's contributions and earnings thereon are vested after the participant's completion of three years of service. However, the participant will be fully vested in the Company's contribution if the participant retires, becomes disabled, or dies before completing three years of service.

If the participant's interest in the Company's contributions and earnings thereon is not vested, such interest will be forfeited if the participant's employment with the Company or an affiliate is terminated and the participant is not reemployed within five years by the Company or an affiliate. Any amounts forfeited by a participant are applied to reduce the amount of the Company's contributions under the Plan. During 2004 and 2003 the application of forfeitures reduced the Company's contribution by $52,569 and $105,000, respectively, and at December 31, 2004 and 2003 the Plan had $63 and $8,788, respectively, of forfeitures available for application against future Company contributions.

Payment of benefits. On termination of service due to retirement, disability, or death, a participant may elect to receive either a lump-sum amount equal to the participant's vested interest in his or her account balance, or annual installments over a specified period. For termination of service for other reasons, a participant has the option to receive the value of the vested interest in his or her account as either a lump-sum distribution or they can defer it to no later than the age of 70-1/2. Benefit payments to participants are recorded and distributed on the date requested.

Suspensions and withdrawals. The participant may suspend contributions and will not cease to be a participant during the suspension period.

The participant may elect, under certain conditions, to withdraw certain participant contributions and earnings thereon prior to termination of employment. The Company's matching contributions and earnings thereon will not be distributed until the vested participant's attainment of age 59-1/2 or employment has been terminated.

Plan termination. The Company expects to continue the Plan indefinitely, but reserves the right to amend or discontinue it at any time in a manner consistent with any collective bargaining agreement and subject to the provisions of ERISA. In the event of plan termination, participants will become fully vested in their account balances.

2.  ACCOUNTING POLICIES

Basis of accounting. The financial statements of the Plan are prepared under the accrual method of accounting.

Use of estimates. The preparation of financial statements in accordance with accounting policies generally accepted in the United States of America requires Plan management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein. Actual results could differ from those estimates. The Plan utilizes various investment instruments, including mutual funds and investment contracts. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in their values will occur in the near term and such changes could materially affect the amounts reported in the financial statements.

                             Nicor Gas Thrift Plan
                  Notes to the Financial Statements (continued)
                 For the Years Ended December 31, 2004 and 2003

Investment valuation. The Plan states its investment in the Master Trust at the underlying fair value of the investments of the Master Trust as follows:

The market value for Nicor Inc. common stock is based on the closing price on the New York Stock Exchange Composite Tape.

Shares of mutual funds are valued at quoted market prices, which represent the net asset value of shares held by the Master Trust at year-end.

The Nicor Stable Value Fund is primarily composed of benefit-responsive investment contracts including insurance contracts and investments in certain registered investment companies and common/collective trusts whose contract values are guaranteed by bank contracts. These benefit-responsive investment contracts are carried at contract value, which in aggregate approximates their fair market value. The contract value represents contributions made plus interest at the various contract rates, less Plan withdrawals and administrative expenses. The crediting interest rates for the registered investment companies and common/collective trusts are adjusted quarterly based upon their performance. The average crediting interest rate for the Nicor Stable Value Fund was 4.5 percent and 4.6 percent at December 31, 2004 and 2003, respectively. The average yield for this fund was approximately 4.4 percent and 4.9 percent for the years ended December 31, 2004 and 2003, respectively. There are no reserves against contract value for credit risk of the contract issuer or otherwise.

3. NET TRANSFER TO NICOR COMPANIES SAVINGS INVESTMENT PLAN

When the status of a participant changes between union employees covered by a collective bargaining agreement, and nonunion employees not covered by a collective bargaining agreement, eligibility for participation shifts between this Plan (the "union plan") and the Nicor Companies Savings Investment Plan (the "nonunion plan"). When eligibility changes, the account balance of the participant is transferred to the corresponding plan. During 2004 and 2003, net transfers of $378,972 and $262,269, respectively, were made from the Nicor Gas Thrift Plan to the Nicor Companies Savings Investment Plan.

4.  EXEMPT PARTY-IN-INTEREST TRANSACTIONS

The Plan invests in shares of mutual funds managed by an affiliate of VFTC. VFTC acts as trustee for only those investments as defined by the Plan. Transactions in such investments qualify as party-in-interest transactions which are exempt from the prohibited transaction rules. Fees paid by the Plan for investment management services were included as a reduction of the return earned by each fund.

At December 31, 2004 and 2003, the Plan held 318,801 and 335,409 shares, respectively, of common stock of Nicor Inc., the sponsoring employer, with a cost basis of $9,586,791 and $9,743,979, respectively. During the year ended December 31, 2004, the Plan recorded dividend income of $619,538.

                             Nicor Gas Thrift Plan
                  Notes to the Financial Statements (continued)
                 For the Years Ended December 31, 2004 and 2003

5.  MASTER TRUST FINANCIAL INFORMATION

Use of the Master Trust permits the commingling of the Plan's assets with the assets of the Nicor Companies Savings Investment Plan for investment and administrative purposes. Although assets of both plans are commingled in the Master Trust, the Trustee maintains supporting records for each of the participating plans. The net investment income of the investment assets is allocated daily by the Trustee to each participating plan based on the relationship of the interest of each plan to the total of the interests of both participating plans.

The following presents the Master Trust's net assets as of December 31, 2004 and 2003, the increase or decrease in the Master Trust's net assets derived from investment activities for the years then ended and the Plan's share of each:

                          Net Assets in Master Trust
                          --------------------------

                                                          December 31
                                                 -----------------------------
                                                      2004            2003
                                                 -------------   -------------
    Assets:

      General Investments:
        Group annuity contracts                  $  23,038,979   $  31,904,756
        Common/collective trusts*                   89,112,846      80,342,717
        Nicor Inc. common stock*                    19,838,886      20,800,891
        Registered investment companies*           157,677,983     135,933,355
        Loans to participants*                       5,738,419       5,478,054
                                                 -------------   -------------
                                                   295,407,113     274,459,773
    Liabilities:

      Operating payables                                15,950          15,964
                                                 -------------   -------------
    Net assets in Trust                          $ 295,391,163   $ 274,443,809
                                                 =============   =============

    Plan's interest in Trust net assets          $ 129,170,855   $ 121,455,341
                                                 =============   =============
    Plan's percentage interest in
       Trust net assets                                    44%             44%
                                                 =============   =============

    *  Party-in-interest investments.


    The Plan's interest in the Trust's investments that represent five percent or more of the Plan's net assets available for benefits as of December 31, 2004 and 2003 are as follows:

                                                          December 31
                                                 -----------------------------
                                                      2004            2003
                                                 -------------   -------------

    Vanguard 500 Index Fund Investor Shares $ 16,864,349 $ 15,456,681 Vanguard Small-Cap Index Fund Investor
       Shares                                       10,049,421       8,393,973
    Vanguard Wellington Fund Investor Shares        10,755,769       9,583,743
    Nicor Stable Value Fund                         59,890,676      60,616,677
    Nicor Stock Fund                                11,831,575      11,463,667

                             Nicor Gas Thrift Plan
                  Notes to the Financial Statements (concluded)
                 For the Years Ended December 31, 2004 and 2003

                      Master Trust Investment Activities
                      ----------------------------------

                                                   Year Ended December 31
                                                ----------------------------
                                                    2004            2003
                                                ------------    ------------
    Investment income:
      Interest                                  $  2,193,705    $  3,116,241
      Dividends                                    1,084,283       1,192,306
      Net change in market value of
          Nicor Inc. common stock                  1,537,144         642,756
      Net investment gain from common/
          collective trusts                        3,340,218       3,184,674
      Net investment gain from registered
          investment companies                    17,110,752      25,447,346
      Other                                          (27,143)        (41,197)
                                                ------------    ------------
                                                  25,238,959      33,542,126

    Administrative expenses                         (269,192)       (269,267)
                                                ------------    ------------
    Increase in Trust net assets derived
        from investment activities              $ 24,969,767    $ 33,272,859
                                                ============    ============
    Plan's interest in Trust
        investment activities                   $ 10,724,279    $ 14,018,264
                                                ============    ============


6.  FEDERAL INCOME TAX STATUS

The Internal Revenue Service has determined and informed the Company by a letter dated April 2, 2003, that the Plan and related Trust was tax exempt under
Section 401(a) of the Internal Revenue Code (the Code). The Plan has since been amended, and Plan management believes that the Plan and related Master Trust continue to be designed and operated in compliance with the requirements of the Code. Therefore, no provision for income taxes has been included in the Plan's financial statements.

                          Nicor Gas Thrift Plan
                      Form 5500 Schedule H, Part IV,
             Line 4(i) - Schedule of Assets (Held at End of Year)
                            December 31, 2004


   Identity of Issue, Borrower
        or Similar Party              Description of Investment   Current Value
-----------------------------------   -------------------------   -------------

(A) Investments held in Master Trust                              $ 125,321,506

(A) Participant Notes Receivable      Participant loans earning       3,849,349
                                      interest from 5% to 10.5%
                                      maturing from 2005 to 2009
                                                                  -------------
     Total                                                        $ 129,170,855
                                                                  =============




   (A) Denotes party-in-interest investment

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused these annual reports to be signed on their behalf by the undersigned hereunto duly authorized.


                                Nicor Companies Savings Investment Plan, and Nicor Gas Thrift Plan

   Date   June 9, 2005          /s/ CLAUDIA J. COLALILLO
        ----------------        -----------------------------------
                                Claudia J. Colalillo
                                Plan Administrator and Senior Vice President
                                Human Resources and Corporate Communications,
                                Nicor Inc.

Exhibit Index
-------------

Exhibit
Number                    Description of Document
-------    -------------------------------------------------------------------

 23.01     Consent of Independent Registered Public Accounting Firm - Nicor
             Companies Savings Investment Plan

 23.02     Consent of Independent Registered Public Accounting Firm - Nicor Gas
             Thrift Plan








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